                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                         ____________________________



                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)*

                         ____________________________


                         MICROLEAGUE MULTIMEDIA, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  59507T 10 0
                                (CUSIP Number)

                         ____________________________


                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2103


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                         ___________________________




                               DECEMBER 31, 1997
            (Date of Event which Requires Filing of this Statement)







_______________________________________________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. <square>

Note:   Six  copies  of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________________________________________________________________________

CUSIP No. 59507T 10 0           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                HEARST COMMUNICATIONS, INC.

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) <square>
                                                                   (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO (see Item 3 below)

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                          DELAWARE
                                     7.       SOLE VOTING POWER

           NUMBER OF                               892,418

            SHARES

         BENEFICIALLY                8.       SHARED VOTING POWER

           OWNED BY

             EACH                     9.      SOLE DISPOSITIVE POWER

           REPORTING                               992,418

          PERSON WITH                 10.     SHARED DISPOSITIVE POWER


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               992,418
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               16.3%  (Based on a total of 6,102,183 shares of Common Stock outstanding, on a fully diluted basis)
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 59507T 10 0           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                HEARST MAGAZINES PROPERTY, INC.

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) <square>
                                                                   (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO (see Item 3 below)
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION


                                     7.       SOLE VOTING POWER

           NUMBER OF                               892,418

            SHARES

         BENEFICIALLY                8.       SHARED VOTING POWER

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH                                  992,418

           REPORTING                 10.      SHARED DISPOSITIVE POWER

          PERSON WITH

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                   992,418
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               16.3%      (Based on a total of 6,102,183 shares of Common Stock
                                           outstanding, on a fully diluted basis)
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 59507T 10 0           13D



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                THE HEARST CORPORATION

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) <square>
                                                                   (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO (see Item 3 below)
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION


                                     7.       SOLE VOTING POWER

           NUMBER OF                               892,418

            SHARES

         BENEFICIALLY                8.       SHARED VOTING POWER

           OWNED BY

             EACH                    9.       SOLE DISPOSITIVE POWER

           REPORTING                               992,418

          PERSON WITH
                                     10.      SHARED DISPOSITIVE POWER

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               992,418
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               16.3%      (Based on a total of 6,102,183 shares of Common Stock
                                           outstanding, on a fully diluted basis)
      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 59507T 10 0           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST
      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) <square>
                                                                   (b) <square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO (see Item 3 below)
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                       <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                  CALIFORNIA

                                     7.       SOLE VOTING POWER

           NUMBER OF                               892,418

            SHARES

         BENEFICIALLY                8.       SHARED VOTING POWER

           OWNED BY

             EACH                    9.       SOLE DISPOSITIVE POWER

           REPORTING                               992,418

          PERSON WITH                10.      SHARED DISPOSITIVE POWER

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               992,418
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               16.3%      (Based on a total of 6,102,183 shares of Common Stock
                                           outstanding, on a fully diluted basis)
      14.      TYPE OF REPORTING PERSON
                               00

                                                           Page 6 of 12
                             SCHEDULE 13D

     This Amendment No. 3, which relates to the common stock, par value $0.01 per share ("Common Stock"), and warrants for Common Stock (the "Warrants") of Microleague Multimedia, Inc., a Pennsylvania corporation (the "Issuer"), and is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("HCI"), Hearst Magazines Property, Inc., a Nevada corporation ("HMPI"), The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust (the "Trust", and together with HCI, HMPI and Hearst, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on June 16, 1997, as amended by Amendment No. 1 and Amendment No. 2 filed with the Commission on June 25, 1997 (as amended, the "Statement").


ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is being filed by Hearst Communications, Inc., a Delaware corporation ("HCI"), Hearst Magazines Property, Inc., a Nevada corporation ("HMPI"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust," and together with HCI, HMPI and Hearst, the "Reporting Persons"). The agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.6 hereto.

     Hearst and its various subsidiaries represent one of the world's largest diversified communications companies, with interests in newspaper, magazine, book, and business publishing, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The principal executive offices of Hearst are located at 959 Eighth Avenue, New York, New York 10019. The address of the Trust is 888 Seventh Avenue, New York, New York 10106.

     HMPI is a Nevada corporation and a wholly-owned subsidiary of Hearst, and is principally engaged in the licensing of intangible assets. HMPI's principal offices are located at 2 Greenwich Plaza, Greenwich, Connecticut, 06830.

     HCI is a Delaware corporation principally engaged in the communications industry. HMPI owns one hundred percent (100%) of the HCI common stock entitled to vote. The principal executive offices of HCI are located at 959 Eighth Avenue, New York, New York, 10019.

     Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's, HMPI's and HCI's directors and executive officers and for the Trustees of the Trust.

     (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Not applicable.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Due to rounding, the actual number of shares of Common Stock of the Issuer received in the merger by Hearst was 723,996 and the number of shares of Common Stock of the Issuer acquired by Hearst was 168,422. On December 31, 1997, in connection with an internal reorganization, Hearst contributed all of the Issuer's Common Stock owned by Hearst to HCI.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     On December 31, 1997, in connection with a Hearst internal corporate reorganization, Hearst contributed all of the Common Stock of the Issuer held by Hearst to HCI.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) As of the date of this filing, the Reporting Persons are the record and beneficial owners of 892,418 shares of Common Stock of the Issuer and have sole voting and dispositive power with respect to these shares. In addition, the Reporting Persons are the record and beneficial owners of Warrants immediately exercisable for 100,000 shares of Common Stock of the
Issuer. On a fully diluted basis, therefore, the Reporting Persons beneficially own 992,418 shares, or approximately 16.3% of the outstanding Common Stock of the Issuer.

     (c) On June 6, 1997, the Reporting Persons received 723,996 shares of Common Stock and Warrants for 100,000 shares of Common Stock of the Issuer in exchange for the shares owned by Hearst of Kidsoft, in connection with a merger between Kidsoft and the Issuer. In addition, Hearst acquired 168,422 shares of Common Stock pursuant to a Stock Purchase Agreement, between Hearst and the Issuer, dated June 6, 1997. Other than this merger and acquisition, the Reporting Persons have not effected any transactions in Common Stock directly or indirectly during the 60 days prior to the date of this Amendment No. 3.

     (d) No one other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 892,418 shares of Common Stock or Warrants for 100,000 shares of Common Stock acquired by the Reporting Persons as described in Item 5(c).

     (e)  Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  7.6  Joint  Filing  Agreement, dated January 8, 1998, between The
                Hearst  Corporation,   Hearst   Communications,   Inc.,  Hearst
                Magazines Property, Inc. and The Hearst Family Trust relating to the filing of a joint statement on Schedule 13D.

                              SCHEDULE I

                       INFORMATION REGARDING THE
       DIRECTORS AND EXECUTIVE OFFICERS OF HEARST, HMPI AND HCI


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, HMPI and HCI. Unless otherwise indicated, each person identified below is employed by Hearst or one of its wholly-owned subsidiaries. The principal business address of Hearst and HCI and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of HMPI is 2 Greenwich Plaza, Greenwich, Connecticut, 06830. The address of the Trust is 888 Seventh Avenue, New York, New York, 10106. Trustees of the Trust are identified by an asterisk.


                                              Present Office/Principal
Name                                          Occupation Or Employment
____                                          ________________________

HEARST
George R. Hearst, Jr.*                        Chairman  of the Board,  Chairman  of  Executive  Committee,
                                              Director
Frank A. Bennack, Jr.*                        President and Chief Executive Officer, Director
Gilbert C. Maurer*                            Executive   Vice  President  and  Chief  Operating  Officer,
                                              Director
Victor F. Ganzi*                              Executive   Vice  President  and  Chief  Financial  Officer,
                                              Director
John G. Conomikes*                            Vice President, Director
George B. Irish                               Vice President, Director
Raymond E. Joslin                             Vice President, Director
Cathleen P. Black                             Director;  President:  Hearst  Magazines  Division  - Hearst
                                              Communications, Inc.
Millicent H. Boudjakdji*                      Director
K. Robert Brink                               Director;   Executive   Vice   President:  Hearst  Magazines
                                              Division - Hearst Communications, Inc.
Amory J. Cooke                                Director; Vice President: Sunical Land & Livestock Division,
                                              The Hearst Corporation(1)
Phoebe Hearst Cooke(2)                        Director

                                                           Page 10 of 12

Richard E. Deems*(2)                          Director
Austin Hearst                                 Director;  Vice President: Hearst Entertainment Distribution
                                              Division, Hearst Entertainment, Inc.(3)
John R. Hearst, Jr.*                          Director
Randolph A. Hearst*                           Director
William R. Hearst, III*                       Director; Partner: Kleiner, Perkins, Caufield & Byers(4)
Harvey L. Lipton*(2)                          Director
Terence G. Mansfield                          Director;  Managing  Director:  The  National  Magazine Co.,
                                              Ltd.(5)
Mark F. Miller*                               Director;   Executive   Vice   President:  Hearst  Magazines
                                              Division - Hearst Communications, Inc.
Raymond J. Petersen*                          Director;   Executive  Vice  President:   Hearst   Magazines
                                              Division - Hearst Communications, Inc.
Virginia H. Randt                             Director
James M. Asher                                Vice President, Chief Legal and Development Officer
Lee J. Guittar                                Vice President(6)
Thomas J. Hughes                              Vice President and Controller
Jodie W. King                                 Vice President and Secretary
Edwin A. Lewis                                Vice President and Treasurer
Bruce L. Paisner                              Vice President(3)
Alfred C. Sikes                               Vice President
Jonathan E. Thackeray                         Vice President and General Counsel
HMPI
Frank A. Bennack, Jr.*                        Director
Gilbert C. Maurer*                            Director
Victor F. Ganzi*                              Director
Cathleen P. Black                             President

                                                           Page 11 of 12

George J. Green                               Vice President
Mark F. Miller                                Vice President
HCI
George R. Hearst, Jr.*                        Director,   Chairman  of  the  Board  and  Chairman  of  the
                                              Executive Committee
Frank A. Bennack, Jr.*                        President and Chief Executive Officer and Director
Gibert C. Maurer*                             Executive Vice  President  and  Chief  Operating Officer and
                                              Director
Victor F. Ganzi*                              Executive  Vice  President  and  Chief Financial Officer and
                                              Director
James M. Asher                                Vice President, Chief Legal and Development Officer
John G. Conomikes*                            Vice President
Robert J. Danzig                              Vice President
Lee J. Guittar                                Vice President
Thomas J. Hughes                              Vice President
George B. Irish                               Vice President
Raymond E. Joslin                             Vice President
Jodie W. King                                 Vice President and Secretary
Edwin A. Lewis                                Vice President and Treasurer
Bruce L. Paisner                              Vice President
Alfred C. Sikes                               Vice President
Jonathan E. Thackeray                         Vice President

________________________________

(1)  #5 Third Street
     200 Hearst Building
     San Francisco, CA 94103

(2)  Self-employed or retired

(3)  235 E. 45th Street
     New York, NY 10017

(4)  2750 Sand Hill Road
     Menlo Park, CA 94025

(5)  National Magazine House
     72 Broadwick Street
     London, England  NIV 2BP

(6)  110 Fifth Street
     San Francisco, CA  94109

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1998



                            HEARST COMMUNICATIONS, INC.


                            By:  /s/ Jodie W. King
                                ____________________________
                                Name:  Jodie W. King
                                Title:  Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1998



                            HEARST MAGAZINES PROPERTY, INC.


                            By:  /s/ George J. Green
                                ____________________________
                                Name:  George J. Green
                                Title:  Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1998



                            THE HEARST CORPORATION


                            By:   /s/ Jodie W. King
                                _____________________________
                                Name:  Jodie W. King
                                Title:  Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 8, 1998



                            THE HEARST FAMILY TRUST


                            By:   /s/ Gilbert C. Maurer
                                ____________________________
                                Name:  Gilbert C. Maurer
                                Title:  Trustee

                              EXHIBIT 7.6


                        JOINT FILING AGREEMENT


     We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:  January 8, 1998



                            THE HEARST CORPORATION


                            By:   /s/ Jodie W. King
                                 ____________________________
                                 Name:  Jodie W. King
                                 Title: Vice President



                            HEARST MAGAZINES PROPERTY, INC.


                            By:   /s/ George J. Green
                                 ___________________________
                                 Name:  George J. Green
                                 Title: Vice President



                            HEARST COMMUNICATIONS, INC.


                            By:   /s/ Jodie W. King
                                 __________________________
                                 Name:  Jodie W. King
                                 Title: Vice President



                            THE HEARST FAMILY TRUST


                            By:   /s/ Gilbert C. Maurer
                                 _________________________
                                 Name:  Gilbert C. Maurer
                                 Title: Trustee